Exhibit - (d)(iii)
April 29, 2009
Randall W. Merk,
President and Chief Executive Officer,
Schwab Annuity Portfolios
101 Montgomery Street
San Francisco, CA 94104
Re: Schwab Annuity Portfolios
Dear Mr. Merk:
This letter will confirm our agreement to limit net operating expenses of the following portfolios, as noted in the table below and described in the portfolios’ registration statement filed with the Securities and Exchange Commission.

Net
Operating
	Expense	Guaranteed
Portfolio	Limit	Limit
Schwab Money Market Portfolio	50 bp expires	4/29/2011

Schwab MarketTrack Growth Portfolio II	50 bp expires	4/29/2011

Schwab S&P 500 Portfolio	28 bp expires	4/29/2011
Sincerely,

/s/ George Pereira	/s/ Jennifer Hafner
George Pereira,	Jennifer Hafner,
Chief Financial Officer, Charles Schwab	Vice President Schwab Funds
Investment Management, Inc.

CC:	Shelley Harding
Charlotte Lay
James Pierce
Zuogang Gao
Mini Jande
James Panganiban
James Giblin